Exhibit 77C

ROYCE FOCUS TRUST, INC.

At the 2010 Annual Meeting of Stockholders held on September 22, 2010, the Fund's stockholders elected five Directors, consisting of:

	Votes For	Votes Withheld
*Richard M. Galkin	16,211,911	469,000
*Mark R. Fetting	16,228,052	452,859
*Arthur S. Mehlman	16,211,032	469,879
**Stephen L. Isaacs	876,478	84,383
**David L. Meister	876,478	84,383

*Common Stock and Preferred Stock voting together as a single class
**Preferred Stock voting as a separate class